UONLIVE CORPORATION	1107, Lippo Centre Tower 1, 89 Queensway Admiralty, Hong Kong

March 11, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins

Jan Woo

Re:	Uonlive Corporation

Registration Statement on Form 10-12G

Filed March 3, 2021

File No. 000-26119

Dear Sir or Madam:

Uonlive Corporation (the “Company”) will be filing amendment number 2 (the “Amendment”) to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to Raymond Fu, Chief Executive Officer of the Company, dated March 10, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Registration Statement on Form 10-12G

Exhibits

1. We note that your forum selection provision in your Amended and Restated By-Laws identifies the Eight Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We have refiled our Amended and Restated Bylaws to clarify that actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, shall not be governed by such provision.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Raymond Fu
Raymond Fu